Filed by Atlas Pipeline Partners, L.P.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company:
Atlas Pipeline Partners, L.P.
(Commission File No. 001-14998)
Atlas Pipeline Partners, L.P. Stephens Fall Investment Conference November 11, 2014 New York City

THE WORDS “BELIEVES, ANTICIPATES, EXPECTS”, “PRO FORMA” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD LOOKING STATEMENTS.   SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD LOOKING STATEMENTS.   FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS INCLUDE FINANCIAL PERFORMANCE, REGULATORY CHANGES, CHANGES IN LOCAL OR NATIONAL ECONOMIC CONDITIONS, CHANGES RELATING TO THE TIMING AND THE SUCCESS OF THE PROPOSED TRANSACTION WITH TARGA RESOURCES, AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE PARTNERSHIP’S PERIODIC REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”), INCLUDING QUARTERLY REPORTS ON FORM 10-Q, CURRENT REPORTS ON FORM 8-K AND ANNUAL REPORTS ON FORM 10-K; PARTICULARLY THE SECTION TITLED RISK FACTORS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF.   THE PARTNERSHIP UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS TO FORWARD LOOKING STATEMENTS, WHICH MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. THIS PRESENTATION ALSO INCLUDES REFERENCES TO ITEMS SUCH AS “ADJUSTED EBITDA” AND “DISTRIBUTABLE CASH FLOW” (“DCF”), WHICH REPRESENT NON-GAAP MEASURES. A RECONCILIATION OF THESE NON-GAAP MEASURES IS PROVIDED IN THE APPENDIX OF THIS PRESENTATION AS WELL AS IN OUR QUARTERLY EARNINGS RELEASE AND FORM 10-Q AND 10-K, ALL OF WHICH IS AVAILABLE ON THE PARTNERSHIP’S WEBSITE, WWW.ATLASPIPELINE.COM. *

* Notice about the Recent Targa – Atlas Announcement On October 13, 2014, the Partnership announced that it has entered into a definitive agreement to be acquired by Targa Resources Partners L.P. (NYSE: NGLS) in a transaction valuing the Partnership at $7.7 billion, including debt and an approximate $1.9 billion acquisition of its general partner interests by Targa Resources Corp. (NYSE: TRGP). The Partnership’s common limited unitholders will receive 0.5846 units of Targa Resources Partners L.P. (NYSE: NGLS) and $1.26 in cash for each outstanding Partnership common unit. The transaction is expected to close during the first quarter of 2015 and is subject to customary closing conditions, as well as approval by the unitholders of the Partnership. In connection with the proposed merger referenced herein, Targa Resources Corp. (“TRC”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Atlas Energy, L.P. (“ATLS”) and TRC and a prospectus of TRC (the “TRC joint proxy statement/prospectus”). TRC plans to mail the definitive TRC joint proxy statement/prospectus to its shareholders and ATLS plans to mail the definitive TRC joint proxy statement/prospectus to its unitholders. Also in connection with the proposed merger, Targa Resources Partners LP (“TRP”) will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Atlas Pipeline Partners, L.P. (“APL”) and a prospectus of TRP (the “TRP proxy statement/prospectus”) . APL plans to mail the definitive TRP proxy statement/prospectus to its unitholders. INVESTORS, SHAREHOLDERS AND UNITHOLDERS ARE URGED TO READ THE TRC JOINT PROXY STATEMENT/PROSPECTUS, THE TRP PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRC, TRP, ATLS AND APL, AS WELL AS THE PROPOSED TRANSACTION AND RELATED MATTERS. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. A free copy of the TRC Joint Proxy Statement/Prospectus, the TRP Proxy Statement/Prospectus and other filings containing information about TRC, TRP, ATLS and APL may be obtained at the SEC’s Internet site at www.sec.gov. In addition, the documents filed with the SEC by TRC and TRP may be obtained free of charge by directing such request to: Targa Resources, Attention: Investor Relations, 1000 Louisiana, Suite 4300, Houston, Texas 77002, calling (713) 584-1000 or emailing jkneale@targaresources.com. These documents may also be obtained for free from TRC’s and TRP’s investor relations website at www.targaresources.com. The documents filed with the SEC by ATLS may be obtained free of charge by directing such request to: Atlas Energy, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing InvestorRelations@atlasenergy.com. These documents may also be obtained for free from ATLS’s investor relations website at www.atlasenergy.com. The documents filed with the SEC by APL may be obtained free of charge by directing such request to: Atlas Pipeline Partners, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing IR@atlaspipeline.com. These documents may also be obtained for free from APL’s investor relations website at www.atlaspipeline.com. Participants in Solicitation Relating to the Merger: TRC, TRP, ATLS and APL and their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies from TRC, ATLS or APL shareholders or unitholders, as applicable, in respect of the proposed transaction that will be described in the TRC joint proxy statement/prospectus and TRP proxy statement/prospectus. Information regarding TRC’s directors and executive officers is contained in TRC’s definitive proxy statement dated April 7, 2014, which has been filed with the SEC. Information regarding directors and executive officers of TRP’s general partner is contained in TRP’s Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding directors and executive officers of ATLS’s general partner is contained in ATLS’s definitive proxy statement dated March 21, 2014, which has been filed with the SEC. Information regarding directors and executive officers of APL’s general partner is contained in APL’s Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. A more complete description will be available in the registration statement and the proxy statement/prospectus.

* Market data as of 10/31/2014 Atlas Pipeline Partners, L.P. (NYSE: APL) * Units currently yielding approximately 7.0%* to unitholders based on annualized recent distribution of $0.64 per unit for 3Q 2014 ($2.56 annualized) Partnership forecasting meaningful growth in Adjusted EBITDA for 2014 as compared to $325 million in 2013 and $220 million in 2012 Partnership expected to exit 2014 with a run-rate annualized distribution of $2.60 or greater Approximately 40% of gross margin is fee-based and remaining 60% of commodity exposed gross margin is significantly hedged for 2014-2015 (excluding ethane) Midstream gathering & processing MLP with 17 processing plants, approximately 2.0 Bcf/d of gross processing capacity, and over 11,200 miles of gathering pipelines Assets located in enviable basins, including Eagle Ford Shale, Permian Basin, Woodford Shale, and Mississippian Lime Projecting significant expansion capital invested during 2014 which includes processing capacity expansions in 3 of 4 areas in 2014 Projects continue into 2015 with expectations to add 280 MMCFD in overall plant capacity in addition to multiple step-out gathering projects APL Focused on Widespread Organic Growth Across its Footprint as Producer Customers Activities Expand

Diversified Asset Base in Oil / NGL-Rich Areas Provides Significant Exposure to Increasing Drilling Activity APL Asset Overview West TX System Geographic Area: Permian Basin Processing Capacity: 655 mmcfd Processing Plants: 5 Miles of Pipeline: ~3,600 YE 2014 Capacity: 655 mmcfd (as of 3Q 2014) JV Partner: Pioneer Natural Resources SouthTX System Geographic Area: Eagle Ford Shale Processing Capacity: 400 mmcfd Processing Plants: 2 Miles of Pipeline: ~500 YE 2014 Capacity: 400 mmcfd (as of 2Q 2014) JV Partner: SouthCross / TexStar (high pressure pipe only) 1 2 SouthOK System Geographic Area: Woodford Shale/Ardmore/ Arkoma/SCOOP Processing Capacity: 500 mmcfd(1) Processing Plants: 6 Miles of Pipeline: ~1,300 YE 2014 Capacity: 500 mmcfd(1) (as of 2Q 2014) JV Partner: MarkWest West OK System Geographic Area: Anadarko Basin/Mississippi Lime Processing Capacity: 458 mmcfd Processing Plants: 4 Miles of Pipeline: ~5,700 YE 2014 Capacity: 458 mmcfd 4 * 3 (1) Indicates gross capacity. APL owns 412 mmcfd net processing capacity 4 1 3 Tulsa Operational Headquarters Gas Processing Facility Basin Area Natural Gas Gathering Pipelines Treating Facilities 2

APL Management Executing Calculated, Prudent Growth

- In the past 4+ years, APL has gone from 5 processing plants in its footprint to 17 through M&A and organic expansions
- Three plants brought online this year have increased overall capacity by over 35% to over 2.0 BCFD
- The Partnership has managed growth prudently, maintaining high utilization rates after new capacity becomes available


APL - Processing Capacity: Growth Expansion and Utilization Rates
2014-15 Growth*
Cumulative Processing Capacity (MMCFD)
2,500
2,000
1,500
1,000
500
0
79%
103%
101%
88%
92%
95%
84%
92%
93%
92%
83%
78%
30
583
613
60
613
200
673
220
873
1093
400
1093
1493
1493
1493
120
1493
400
1613
80
2013
200
2093
1Q 2011
1Q 2012
2Q 2012
3Q 2012
4Q 2012
1Q 2013
2Q 2013
3Q 2013
4Q 2013
1Q2014
2Q2014
3Q2014
1Q2015
3Q2015
APL Capacity Utilization
Existing Capacity
Capacity Growth added during Quarter

** Includes timing of expected expansions*
Note: Processing capacity is on a gross basis and includes facilities under JV arrangements

6

AtlasPipeline

APL 2014 Plan is on Track - 3Q Results Reflect Progress

Financially

- **March 2014** - APL amended its credit facility to provide higher covenant limits on total leverage to add near term flexibility (minimal cost to the partnership and strongly supported by bank group)
- **March 2014** - APL issued $122mm (net proceeds) of perpetual preferred units at 8.25% which raised capital without diluting common equity holders at a rate that was cheaper cost of capital than common equity
- **May 2014** - APL sold its 20% interest in a non-core asset, the West Texas LPG NGL Pipeline, for net proceeds of $131mm, which was significantly higher than market expectations and accretive to APL's forecast expectations
- **May 2014** - APL's new $250mm ATM equity plan went into effect, providing capital funding for the 2nd half of 2014
- **August 2014** - Amended revolver borrowing capacity to $800mm, adding $250mm in liquidity (including increased accordion feature), lowering costs and extending term

Total Bank Calculated Leverage (x times)



5.1
4.9
4.7
4.5
4.3
4.1
3.9
3.7
3.5
4.9x
4.7x
4.1x
1Q 2014
2Q 2014
3Q2014

Operationally

- **April 2014** - APL extended its cornerstone contract with its partner in the Permian, Pioneer (NYSE: PXD), by 10 years to 2032 with increased acreage dedication and announced a further expansion of its WestTX system, announcing another 200 MMCFD processing facility (Buffalo Plant) due in 3Q 2015
- **May 2014** - APL brought into service the Stonewall Plant in SouthOK, adding 120 MMCFD of capacity. This plant should further scale up to 200 MMCFD in 1Q 2015
- **July 2014** - APL brought into service the Silver Oak II plant in the Eagle Ford on its SouthTX system, providing future capacity as Silver Oak I becomes fully utilized
- **September 2014** - WestTX Edward plant was brought online, adding 200 MMCFD of capacity in the Permian
- **November 2014** - Velma-Arkoma connector pipeline expected in service to move SCOOP volumes to Stonewall, accelerating utilization of the new facility

Adjusted EBITDA ($ mm)



120
110
100
90
80
91
93
107
1Q 2014
2Q 2014
3Q 2014

7

AtlasPipeline

3rd Quarter Update Summary Quarterly Performance Comparison Strong quarterly results as volumes increase and new processing capacity comes online Partnership announced a $0.64 distribution at healthy distribution coverage (~1.2x) Amended revolving credit facility to increase size, extend term, and lower cost, as well as other benefits to the Partnership Issued $75mm of ATM common equity in 3Q 2014 and do not plan to issue any common equity for the rest of the year New plants at WestTX and SouthOK are filling up faster than expected Fee based cash flow of $50mm for 3Q, an all-time record at the Partnership Announced on October 13, 2014 that APL and ATLS are expected to be acquired by Targa subject to regulatory approval, customary closing conditions, and shareholder votes * * Does not include volumes being gathered and processed by our JV partner in which APL may have an economic interest

Capital Discipline Targeting high rates of return on organic growth capital (fee contracts 15%+, commodity exposed contracts 20%+) Utilize credit profile and liquidity to fund highly accretive projects at attractive rates of return Major organic expansions recently completed on multiple systems, with additional projects in progress; All are expected to be highly accretive to cash flow De-risk the Business Physically and Financially Reduced gross-margin risk by shifting from keep-whole to percentage of proceeds and fee-based contracts Long-term, fee-based gathering and processing contributes fixed-fee cash flow with no direct commodity price exposure Maintain and Preserve Balance Sheet Implement sound fiscal prudence—liquidity, leverage, capital, and distribution coverage Successful preferred equity offering and West Texas LPG sale deleverages balance sheet Management expects to fund growth capital over remainder 2014 without any further issuance of common equity Partnership expects to be near 4.0x total leverage exiting 2014 Strategically Grow our Asset Base Focusing on organic growth expansions in liquids-rich or strategic areas with accretive returns Connection of Arkoma and Velma system will add synergies and enhances footprint at SouthOK SouthTX provides entry point into one of the country’s most significant liquids-rich producing areas Additional expansion opportunities extend well beyond 2014 in each of the operating areas * Strategic Focus & Business Initiatives

Operational Update *

In each of the 4 major plays in which APL operates, producers are attracted not only by natural gas, but by accompanying crude oil/condensate/NGLs Returns look attractive even at lower commodity prices ($80 Oil/$4 Gas) Some Permian operators have said they will not slow down drilling unless WTI Crude hits $60 and prices remained there for a protracted period APL partners with the largest and most active drilling operators in each area, signed through long-term contracts Exposure to Oily/NGL Basins Provide Economic Incentive to Drill Source: Partnership estimates Sample IRR % of Different Plays in Lower 48 States (Assuming $80 crude and 30% NGL/Crude Ratio) *

Geographical Area: Permian Basin Miles of Pipeline: Approx. 3,600 Current Processing Capacity: 655,000 Mcfd Number of Rigs Running: 79 WestTX Update WestTX System Average Processed Volume (mcf/d) Overview System Notes Partnership recently announced next 200 MMCFD plant (Buffalo) to serve Northern Permian activity APL just expanded by 200 MMCFD (Edward plant) which increased capacity to 655 MMCFD; System increasing to 855 MMCFD by 3Q 2015 Gathering system being extended north into Martin County to serve further growth from production in Northern Permian Pioneer has over 900k acres in Permian and has said publicly they expect to materially increase horizontal rig count for remainder 2014 and into 2015 Pioneer expecting APL will have to add a plant every 12 months to keep up with Permian activity within the asset footprint Third party producer activities compliment Pioneer drilling, activity coming from all over geographically * & CONSOLIDATOR Key Producers In Area

SouthTX Update New producers signed in 2014 expect to bring incremental volumes on system and expected to grow production through year-end Anticipated expansion schedule: Silver Oak II (200,000 Mcfd) – Online now / Silver Oak III (200,000 Mcfd) – based on demand (subject to board approval) Majority of assets are newly constructed, providing a competitive advantage as a result of higher recoveries, proximity to Eagle Ford core and lower maintenance expenses SouthTX System Map Average Processed Volume (mcf/d) System Notes Geographical Area: Eagle Ford Shale Miles of Pipeline: Approx. 500 Processing Capacity: 400,000 Mcfd Joint Venture Partner*: TexStar/Southcross Overview * * TexStar/Southcross is a joint venture partner on some gathering pipelines and Co-Gen facilities Key Producers In Area

WestOK Update Geographical Area: Anadarko Basin / Mississippi Lime Miles of Pipeline: Approx. 5,700 Processing Capacity: 458,000 Mcfd (nameplate) Number of Rigs Running: 25 Average Processed Volume (mcf/d) Overview Recently added enhancements to capacity availability with the ability to now process approximately 110% of system name-plate capacity APL connecting approximately a well a day behind system and is the largest gatherer and processor in the Mississippi Lime Step-outs by existing producers and new entrants in the play are creating incremental growth opportunities System remains full and volumes continue to be bypassed and/or offloaded to third parties WestOK System System Notes I & II * Key Producers In Area

SouthOK Update (Velma & Arkoma)

SouthOKOverview

- Geographical Area: WoodfordShale/Arkoma/SCOOP
- Miles of Pipeline: Approx 1,300
- Processing Capacity: 500,000 Mcfd *(gross)* [1]
- Number of Rigs Running: 24

SouthOKAverage Processed Volume (mcf/d)



450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
Includes Velma Volumes Only
133,166
106,577
326,678
334,812
397,358
375,759
372,653
408,615
409,052
3Q2012
4Q2012
1Q2013
2Q2013
3Q2013
4Q2013
1Q2014
2Q2014
3Q2014

SouthOKSystem



VELMA/ARKOMA

Key Producers In Area

SouthOKSystem Notes

- Current project under way to connect Velma & Arkoma systems to form SouthOK, a gathering and processing super-system serving producers in the Woodfordshale, SCOOP, Ardmore, and Arkoma basins
  - Project includes 55 miles of pipe and associated compression to give producers and APL optionality after anticipated November 2014 in-service date
- Recently expanded processing capacity with 120,000 Mcfd Stonewall plant, part of the 60% owned Centrahoma JV (MarkWest 40%)
- APL plans to accelerate expansion at Stonewall plant by 80,000 Mcfd in 1Q 2015 at minimal cost to the partnership

15

[1] *APL owns 412,000 Mcfd net of the processing capacity*

AtlasPipeline

Financial Overview *

Financial Objectives Lower Cost of Capital Organic Returns on Capital Deployed Balance Sheet Flexibility Prudent Risk Management Healthy Distribution Coverage Rising fixed fee cash flows and elongation of hedge book into later periods reduce cash flow volatility Bank total leverage trending near 4x in 3Q2014; ATM equity program has funded portion of growth capital and earlier WTXLPG asset sale and preferred offering removes need for further equity in 2014 Robust growth capex spend in 2013 ($415 mm) and more expected for 2014 has produced 35% increase in plant capacity; Execution on utilization expected to support cash flow increase at APL Debt financings have each come at a lower rate than the previous issue; Cost of capital could lower through yield compression on equity and debt as plans are executed, producing larger, safer, stronger APL * APL plans to target 1.1x distribution coverage over rolling 4 quarter period and most recent quarter was 1.2x; Partnership plans to build coverage leading into future PIK Preferred conversion APL is committed to operating from a position of strength

2013 – 2014 Quarterly Financial Summary – Consolidated * Gathered volumes (mmcf/d) Processed volumes (mmcf/d) Cash flow summary ($mm) Distribution ($/unit) & Coverage (x times) Note: 2011 Corporate SG&A and maintenance capex of $30.5mm and $1.1mm, respectively

APL Fixed-Fees Up Considerably in Recent Years Keep-Whole exposure largely eliminated as 3Q 2014 contract mix has largely changed to POP/Fee mix, reducing commodity volatility Past two acquisitions are approximately 90%+ fixed-fee margin, accelerating de-risking of overall cash flow Woodford Shale and Eagle Ford operating areas are predominately fee-based contracts Significant portion of commodity sensitive contracts include a fixed-fee gathering component, mitigating commodity price risk Percent of Proceeds 51% Fixed Fee 17% Keep- Whole 32% Pre-Elk City & LMM Sale (3Q 2010)* * Based on gross margin, not volume * Current 3Q 2014 Contract Mix* Expected YE 2014 Contract Mix* Percent of Proceeds 59% Fixed Fee 40% Keep-Whole: 1% 71% 67% 45% 51% 49% 75% 69% 86% Fee-Based Cash Flow as a % of Distributable Cash Flow (DCF) 94% ($ millions) 80% Percent of Proceeds 59% Fixed Fee 40% Keep-Whole: 1%

Atlas Pipeline has made Progress with Credit Profile of Partnership

- Credit facility expanded in May 2012 to $600 million (excluding $200 mm accordion feature) to fund capital program and increase liquidity
- Issued $325 million 8 year bonds (due 2020) in September 2012 at 6.625% to term out revolver and increase liquidity
- Issued $175 million add-on to 6.625% notes in December 2012 to finance a portion of $600 Cardinal Midstream purchase
- Made tender offer in early 2013 to redeem 8.75% 2018 bonds, replaced by upsized $650 million 10 year issue at 5.875% (due 2023)
- APL issued $400 mm 8.5 year bonds at 4.75% (due 2021) as part of $1 billion purchase of TEAK Midstream
- Credit facility expanded in August 2014 to $800 million (excluding $250 mm accordion feature) at reduced costs and extended tenure
- APL put on Positive Watch at both S&P and Moody's as result of 3Q 2014 Targa announcement

Current Ratings / Recent Upgrades

STANDARD &POOR'S	B+ (Corporate Family) B+ (Senior Unsecured)
MOODY'S INVESTORS SERVICE	B1 (Corporate Family) B2 (Senior Unsecured)

2010:	CFR Upgrade from S&P and Moody's
2011:	CFR Upgrade from S&P and Moody's
2012:	Sr. Unsecured Upgrade from S&P and Moody's
2014:	APL put on Positive Watch from S&P and Moody's



Recent Debt Issuances - Lower Financing Costs
Sept. & Dec. 2012: 6.625% 8yr issue due 2020
$500 mm
January 2013: 5.875% 10yr issue due 2023
$650 mm
May 2013: 4.75% 8.5yr issue due 2021
$400 mm
0.00%
2.00%
4.00%
6.00%
8.00%

20

AtlasPipeline

APL Distributable Cash Flow less Dependent on NGL Pricing Weighted Avg. NGL price ($/gal) Run-rate Distributable Cash Flow Per Unit Financial results for 3Q 2014 quarter stronger versus previous quarter Stronger Distributable Cash Flow less reliant on strong NGL pricing results from more stable cash flow contract mix DCF increase off of same pricing environment as previous quarter indicate volumes move cash flow more than price as hedge protection is robust in next 12 months+ Producer activity traditionally picks up in 2Q & 3Q outside of winter months Partnership putting further protection on hedge book into 2015-2017 Realized NGL price vs. Run-Rate Distributable Cash Flow/Unit Note: Run-rate DCF is measured as current quarter distributable cash flow per unit multiplied by four; Based on average current units outstanding at time of quarter Weighted Average NGL price/ per gallon (left axis) * Run-rate DCF per unit (right axis)

Commodity Exposure Well Protected for Remaining 2014; Growing for 2015 Total Risk Management Margin Coverage(1) Executing on Risk Management Strategy, including targeting up to 80% of value protection for the next 12 months 68% margin coverage for remaining 2014, 58% for 2015, and 21% for 2016 Products with higher contributions to margins (propane) or with closer correlations to WTI crude (natural gasoline & condensate) hedged at higher percentages than overall averages Note: Hedges are at the corporate level and are not asset specific. (1) Based on gross margin and excludes ethane; Data as of 11/6/2014 Average for 2015: 58% Average for remaining 2014: 68% Percent Hedged (%) *

Targa – Atlas Proposed Transaction *

Targa + Atlas: Transaction Overview * (1) Based on market data as of October 10, 2014, excluding transaction fees and expenses (2) Targa management intends to recommend this increase at the first regularly scheduled quarterly distribution declaration Board meeting after transaction closes (3) Assumes NGLS distribution growth of 11-13% Targa Resources Partners LP (NYSE: NGLS; “TRP” )has executed a definitive agreement to acquire Atlas Pipeline Partners, L.P. (NYSE: APL) for $5.8 billion(1) 0.5846 NGLS common units plus a one-time cash payment of $1.26 for each APL LP unit (implied premium(1) of 15%) $1.8 billion of debt at September 30, 2014 Targa Resources Corp. (NYSE: TRGP; “TRC”) has executed a definitive agreement to acquire Atlas Energy, L.P. (NYSE: ATLS), after its spin-off of non APL-related assets, for $1.9 billion(1) Prior to TRGP’s acquisition, all assets held by ATLS not associated with APL will be spun out to existing ATLS unitholders 10.35 million TRGP shares issued to ATLS unitholders $610 million of cash to ATLS Each existing ATLS (after giving effect to ATLS’ spin out) unit will receive 0.1809 TRGP shares and $9.12 in cash Accretive to NGLS and TRGP cash flow per unit and share, respectively, immediately and over the longer-term, while providing APL and ATLS unitholders increased value now and into the future Post closing(2), NGLS plans to increase its quarterly distribution by $0.04 per LP unit ($0.16 per LP unit annualized rate) NGLS expects 11-13% distribution growth in 2015 compared to 7-9% in 2014 Post closing(2), TRGP plans to increase its quarterly dividend by $0.10 per share ($0.40 per share annualized rate) TRGP expects approximately 35% dividend growth(3) in 2015 compared to 25%+ in 2014 Transactions are cross-conditional and expected to close 1Q 2015, subject to shareholder and regulatory approvals HSR verbal notice of clearance received 11/4/2014

Targa + Atlas: Attractive Positions in Active Basins *

Targa + Atlas: Strategic Highlights * (1) Source: Oil & Gas Investor (2) Based on market data as of October 10, 2014, less the value of 16.3 MM PF NGLS units owned by TRGP (3) Based on NGLS and APL guidance ranges (4) Based on estimated compliance ratio

Appendix *

Reconciliation to Non-GAAP Measures Note: Figures in thousands of dollars ($ 000) except per unit data *

Product Instrument ________ Ethane Ethane Option / Swaps Propane Propane Options / Swaps Butanes Butanes Options / Swaps Natural Gasoline Direct Options / Swaps Condensate Crude Options / Swaps Natural Gas Natural Gas Basis Swaps / Direct Swaps / Options Hedging Program Update Note: Risk management positions as of 11/6/2014 * Rolling 36-Month Strategy Using Product Specific Options / Swaps Months 1-12: 80% Maximum margin exposure hedged Months 13-24: 50% Maximum margin exposure hedged Months 25-36: 25% Maximum margin exposure hedged Provides Balance Between Efficiency and Flexibility - Protects downside and offers efficient upside opportunity - Option and swap-based approach - Keep swaps short in tenure; keep puts long in tenure - Hedge NGLs, Condensate, and Natural Gas

Atlas Organizational Structure * 2.0% GP & 100% IDRs 2.0% GP & 100% IDRs 100% 100% Atlas Resource Partners GP, LLC Atlas Pipeline Partners GP, LLC 5.8% LP ** (1) 5.8MM units 28% LP 24.7MM units Public 94.2% LP ** 93.6MM units Public 72% LP 64.4MM units Includes direct ownership of units as well as units owned through Atlas Pipeline Partners GP, LLC ** Percentage based on 13.4mm common units from the future conversion of the class D convertible preferred issuance on an “immediately converted basis”. Ignores the right to receive common units that may accumulate upon issuance of PIK distributions to the holders of the APL’s Class D units Note: Structure as of 3Q 2014